ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

490PB2247	03/09/10	12/31/09

*	ISSUED TO

RS INVESTMENT TRUST/RS VARIABLE PROD

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

RS INVESTMENT TRUST

RS EMERGING GROWTH FUND

RS TECHNOLOGY FUND

RS EQUITY DIVIDEND

RS GROWTH FUND

RS SELECT GROWTH FUND

RS MIDCAP OPPORTUNITIES FUND

RS SMALLER COMPANY GROWTH FUND

RS VALUE FUND

RS GLOBAL NATURAL RESOURCES FUND

RS PARTNERS FUND

RS INVESTORS FUND

RS LARGE CAP ALPHA FUND

RS SMALL CAP CORE EQUITY FUND

RS LARGE CAP VALUE FUND

RS INTERNATIONAL GROWTH FUND

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

490PB2247	03/09/10	12/31/09

*	ISSUED TO

RS INVESTMENT TRUST/RS VARIABLE PROD

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

RS EMERGING MARKETS FUND

RS INVESTMENT QUALITY BOND

RS LOW DURATION BOND FUND

RS HIGH YIELD BOND FUND

RS TAX EXEMPT FUND

RS MONEY MARKET FUND

RS S&P 500 INDEX FUND

RS HIGH YIELD MUNICIPAL BOND FUND

RS FLOATING RATE FUND

RS STRATEGIC INCOME FUND

2.RS VARIABLE PRODUCTS TRUST

RS PARTNERS VIP SERIES

RS CORE EQUITY VIP SERIES

RS SMALL CAP CORE EQUITY VIP SERIES

RS LARGE CAP VALUE VIP SERIES

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:0l A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

490PB2247	03/09/10	12/31/09

* ISSUED TO

RS INVESTMENT TRUST/RS VARIABLE PROD

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

RS INTERNATIONAL GROWTH VIP SERIES

RS EMERGING MARKETS VIP SERIES

RS INVESTMENT QUALITY BOND VIP SERIES

RS LOW DURATION BOND VIP SERIES

RS HIGH YIELD BOND VIP SERIES

RS MONEY MARKET VIP SERIES

RS ASSET ALLOCATION VIP SERIES

RS S&P 500 INDEX VIP SERIES

RS TECHNOLOGY VIP

RS MIDCAP OPPORTUNITIES VIP

RS VALUE VIP

RS GLOBAL NATURAL RESOURCES VIP

RS EQUITY DIVIDEND VIP

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of November 9, 2009, by RS Investment Trust and RS Variable Products Trust (each a “Trust”, and collectively “the Trusts”).

WHEREAS, the Trusts are to be named as insureds under a joint insured fidelity bond (the “Bond”) issued by St. Paul Fire & Marine Insurance Company (the “Insurer”);

WHEREAS, the Trusts desire to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act (subject to any coverage limits set out in the Bond).

2. A copy of the Agreement and Declaration of Trust of the Trusts is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trusts as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of any series of the Trusts individually but are binding only upon the respective assets and property of each series.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

RS INVESTMENT TRUST

By:	/S/ BENJAMIN L. DOUGLAS
Benjamin L. Douglas
Secretary

RS VARIABLE PRODUCTS TRUST

By:	/S/ BENJAMIN L. DOUGLAS
Benjamin L. Douglas
Secretary

RULE 17g-1 TABLE*

Amount of Registered Management Investment Company Gross Assets at the end of the most recent fiscal quarter prior to date of determination	Minimum Amount of Bond

Up to 500,000	50,000
500,000 to 1,000,000	75,000
1,000,000 to 2,500,000	100,000
2,500,000 to 5,000,000	125,000
5,000,000 to 7,500,000	150,000
7,500,000 to 10,000,000	175,000
10,000,000 to 15,000,000	200,000
15,000,000 to 20,000,000	225,000
20,000,000 to 25,000,000	250,000
25,000,000 to 35,000,000	300,000
35,000,000 to 50,000,000	350,000
50,000,000 to 75,000,000	400,000
75,000,000 to 100,000,000	450,000
100,000,000 to 150,000,000	525,000
150,000,000 to 250,000,000	600,000
250,000,000 to 500,000,000	750,000
500,000,000 to 750,000,000	900,000
750,000,000 to 1,000,000,000	1,000,000
1,000,000,000 to 1,500,000,000	1,250,000
1,500,000,000 to 2,000,000,000	1,500,000
Over 2,000,000,000	1,500,000 plus 200,000 for each 500,000,000 of gross assets up to a maximum bond of 2,500,000

*	Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, the amount of a single insured bond must be at least equal to an amount computed in accordance with the above schedule, as set forth in the Rule.

Fidelity Bond

RESOLVED, that the fidelity bond, issued by St. Paul Mercury Fire & Marine Insurance Company bearing limits of $4,200,000 per loss ($25,000 in respect of certain coverages other than fidelity), and with a single loss deductible of $25,000 ($0 and $5,000 in respect of certain other coverages other than fidelity), be and it hereby is approved and ratified.

RESOLVED, that the proposed additional coverage and premium for the fidelity bond in the amounts included in the materials distributed in connection with the meeting be and hereby are approved and ratified, the Trustees having determined that the allocation is fair and reasonable to each Trust.

RESOLVED, that the agreement between each Trust and any other parties to the fidelity bond authorized pursuant to the preceding votes, stating that in the event recovery is received under the bond as a result of a loss by the Trust and one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of recovery at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (subject to any coverage limits set out in the bond), be and it hereby is approved and ratified.

RESOLVED, that pursuant to Rule 17g-1 of the 1940 Act, the Secretary of the Trusts is hereby designated as agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule.